UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

HOOKIPA Pharma Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

43906K 100

(CUSIP Number)

Armance Bordes

Sofinnova Partners SAS

7-11 blvd Haussmann

75009 Paris

France

+33 1 76 23 41 09

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 7, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43906K 100	Page 2 of 10

1.		Name of Reporting Persons Sofinnova Capital VI FCPR (“SC VI”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,142,596 shares of common stock, except that Sofinnova Partners SAS, a French corporation (“SP SAS”), the management company of SC VI, may be deemed to have sole voting power, and Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), Maina Bhaman (“Bhaman”) and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

3,142,596 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[1]
14.		Type of Reporting Person (see instructions) 00

[1]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

CUSIP No. 43906K 100	Page 3 of 10

1.		Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See row 7.
9.

Sole Dispositive Power

3,142,596 shares of common stock, except that SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Saulnier, Bhaman and Seghezzi, the members of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See row 9.
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[2]
14.		Type of Reporting Person (see instructions) 00

[2]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

CUSIP No. 43906K 100	Page 4 of 10

1.		Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Papiernik, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[3]
14.		Type of Reporting Person (see instructions) IN

[3]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

CUSIP No. 43906K 100	Page 5 of 10

1.		Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have power to dispose of these shares, and Richter, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[4]
14.		Type of Reporting Person (see instructions) IN

[4]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

CUSIP No. 43906K 100	Page 6 of 10

1.		Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Saulnier, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Saulnier, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[5]
14.		Type of Reporting Person (see instructions) IN

[5]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

CUSIP No. 43906K 100	Page 7 of 10

1.		Name of Reporting Persons Maina Bhaman (“Bhaman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[6]
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 43906K 100	Page 8 of 10

1.		Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
8.

Shared Voting Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to vote these shares.

	9.	Sole Dispositive Power 0
10.

Shared Dispositive Power

3,142,596 shares of common stock. SP SAS, the management company of SC VI, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC VI, may be deemed to have shared power to dispose of these shares.

11.		Aggregate Amount Beneficially Owned by Each Reporting Person 3,142,596
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 5.7%[7]
14.		Type of Reporting Person (see instructions) IN

[7]	Percentage of class is calculated based on 52,317,138 shares of common stock and 2,399,517 shares of Class A common stock outstanding as of November 7, 2022, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 20, 2022 and filed with the SEC on November 14, 2022.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 (this “Amendment”) amends and supplements (i) the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Sofinnova Capital VI FCPR (“SC VI”), Sofinnova Partners SAS, a French corporation (“SP SAS”), Antoine Papiernik (“Papiernik”), Henrijette Richter (“Richter”), Monique Saulnier (“Saulnier”), Maina Bhaman (“Bhaman”) and Graziano Seghezzi (“Seghezzi”), the members of the investment committee of SC VI (collectively, the “Listed Persons” and together with SC VI and SP SAS, the “Reporting Persons”) on April 30, 2019, (ii) the Amendment No. 1 to the Schedule 13D filed with the SEC by the Reporting Persons on February 2, 2021, (iii) the Amendment No. 2 to the Schedule 13D filed with the SEC by the Reporting Persons on March 31, 2021, and (iv) the Amendment No. 3 to the Schedule 13D filed with the SEC by the Reporting Persons on April 22, 2021 (collectively, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
99.1	Joint Filing Agreement, dated as of February 10, 2023, by and among Sofinnova Capital VI FCPR, Sofinnova Partners SAS, Antoine Papiernik, Henrijette Richter, Monique Saulnier, Maina Bhaman and Graziano Seghezzi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Monique Saulnier	By:	/s/ Monique Saulnier
Name:	Monique Saulnier	Name:	Monique Saulnier
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Maina Bhaman	By:	/s/ Monique Saulnier
Name:	Maina Bhaman	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi